Oilsands Quest Inc.

800, 326 - 11th Avenue SW

Calgary, Alberta, Canada

T2R 0C5

Writer’s Direct Dial:

(403) 718-8933

February 18, 2010

Via EDGAR

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Mail Stop 3561

Oilsands Quest Inc.

Registration Statement on Form S-1 (File No. 333-162023)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Oilsands Quest Inc. (the “Registrant”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to February 18, 2010 at 4:00 p.m. Eastern time or as soon thereafter as may be practicable.

The Registrant understands that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the

Securities and Exchange Commission                                                                                                                                  2

Registration Statement.  In connection with the foregoing, the Registrant hereby represents and acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *     *     *     *

If you have any questions concerning the above responses, please do not hesitate to contact me at the above number.

Very truly yours,

/s/ Leigh Peters

Leigh Peters

cc:	Andrew Foley
Paul, Weiss, Rifkind, Wharton & Garrison LLP